UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Gulfport energy corpORATION
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 402635304
(CUSIP Number) Shah Capital Management, Inc. 8601 Six Forks Road, Suite 630 Raleigh, NC 27615 (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d.1(f) or 240.13d-1(g), check the following box: [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 402635304	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 12,135,743 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 12,135,743 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,135,743 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.58% of the outstanding shares
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. 402635304	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,716,621 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,716,621 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,716,621 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.69% of the outstanding shares
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP NO. 402635304	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other); PF (Personal Funds)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,592 shares
	8	SHARED VOTING POWER 12,135,743 shares
	9	SOLE DISPOSITIVE POWER 130,592 shares
	10	SHARED DISPOSITIVE POWER 12,135,743 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,266,335 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.66% of the outstanding shares
12	TYPE OF REPORTING PERSON IN (Individual)

Amendment No. 1 to Schedule 13D

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 6, 2020 (the “Schedule 13D”), filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (“Common Stock”), issued by Gulfport Energy Corporation (the “Issuer”).

The following items of the Schedule 13D are hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

			Shah Capital Management, Inc.	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount Beneficially Owned:		12,135,743	10,716,621	12,266,335
(b)	Percent of Class:		7.58%	6.69%	7.66%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	130,592
	(ii)	Shared Voting Power:	12,135,743	10,716,621	12,135,743
	(iii)	Sole Dispositive Power:	N/A	N/A	130,592
	(iv)	Shared Dispositive Power:	12,135,743	10,716,621	12,135,743

The percentage in this paragraph relating to beneficial ownership of shares of $0.01 par value based on 160,115,829 shares outstanding as of July 31, 2020, as reported in the Issuer’s Quarterly Report filed on August 7, 2020.

Shah Capital, as the investment adviser to Shah Opportunity, may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Shah Opportunity, and may be deemed to be the indirect beneficial owner of such shares. Shah Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Shah, as the President and Chief Investment Officer of Shah Capital, may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Shah Opportunity and Shah Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shah disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares.

Item 5(c) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(c) Except as disclosed in Exhibit 2, none of the Reporting Persons have effected any transactions in the shares of Common Stock in the 60 days prior to the date of this Statement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to replace the following exhibits:

Exhibit Number	Description
2	Reporting Person Transactions of Common Stock During the Past 60 days

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	October 13, 2020

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	October 13, 2020

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	October 13, 2020

/s/ Himanshu H. Shah
Himanshu H. Shah